UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  001-09352

SIEM INDUSTRIES INC.

(Exact name of registrant as specified in its charter)

P.O. Box 10718 APO
Harbour Place - 5th Floor
103 South Church Street
George Town, Grand Cayman
Cayman Islands, BWI
+1 345 949 1030

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares $0.25 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(i)	[_]

Rule 12g-4(a)(1)(ii)	[_]	Rule 12h-3(b)(1)(ii)	[_]

Rule 12g-4(a)(2)(i)	[_]	Rule 12h-3(b)(2)(i)	[_]

Rule 12g-4(a)(2)(ii)	[_]	Rule 12h-3(b)(2)(ii)	[_]

Rule 15d-6	[_]

         Approximate number of holders of record as of the certification or notice date:  153

        Pursuant to the requirements of the Securities Exchange Act of 1934, Siem Industries Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 4, 2004	By: /s/ Michael Delouche Name: Michael Delouche Title: President and Secretary